

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2015

<u>Via E-mail</u>
Ivo Heiden
Chief Executive Officer
Kinder Holding Corp.
6230 Wilshire Blvd., Suite 46
Los Angeles, CA 90048

>   **Re: Kinder Holding Corp.**
>   **Amendment No. 2 to Registration Statement on Form 10-12G**
>   **Filed December 22, 2014**
>   **File No. 000-55320**

Dear Mr. Heiden:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 1A. Risk Factors, page 9</u>

<u>The Company's sole officer and director may allocate his time…, page 10</u>

1. We note your response to comment 2 in our letter dated December 18, 2014. Please further clarify whether Mr. Heiden has an ongoing relationship with Park Avenue Group, and revise your disclosure throughout your registration statement, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director